DigiPath, Inc.

6450 Cameron Street

Suite 113

Las Vegas, Nevada 89118

February 10, 2017

Via EDGAR
U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Shannon Sobotka
Isaac Esquivel

Re:	Digipath, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended September 30, 2016
Filed January 9, 2017
File No. 000-54239

Ladies and Gentlemen:

This letter responds to the comment of the staff of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 1, 2017 (the “Comment Letter”), relating to the above referenced Form 10-K. For convenience, we have reproduced the Commission’s comment in italicized, bold type and followed the comment with our response.

Item 9A. Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, page 25

1.	We note that management assessed your internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control Integrated Framework. Please tell us and revise future filings to disclose whether you applied the 1992 or 2013 COSO framework in your assessment. Reference is made to Item 308(a)(2) of Regulation S-K.

The Company advises the Commission that it applied the 2013 COSO framework in its assessment of internal control over financial reporting. The Company will revise future filings to include the framework it used in assessing its internal control over financial reporting.

Sincerely,

/s/ Todd Peterson
Todd Peterson, Chief Financial Officer

cc:	Joseph J. Bianco, Digipath, Inc.
Todd Denkin, Digipath, Inc.